UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 12, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Acacia Communications, Inc.

File No. 333-208680 - CF#32928
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Acacia Communications, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 21, 2015, as amended.

Based on representations by Acacia Communications, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.16	through March 8, 2017
Exhibit 10.17	through December 3, 2016
Exhibit 10.18	through August 28, 2020
Exhibit 10.19	through August 6, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary